

December 1, 2023

Samuel Thacker
President of Double Platinum Management LLC
Jukebox Hits Vol. 1 LLC
10000 Washington Blvd,
Suite 07-134
Culver City, CA 90232

> **Re: Jukebox Hits Vol. 1 LLC**
> **Amended Offering Statement on Form 1-A**
> **Filed on November 27, 2023**
> **File No. 024-12335**

Dear Samuel Thacker:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17, 2023 letter.

Amended Offering Statement on Form 1-A filed November 27, 2023

Cover Page

1. We note your response to prior comment 2. However, we were unable to locate the revised disclosure. Please revise or advise.

2. Please revise the cover page to include total values for the columns titled "Maximum Price to Public" and "Maximum Proceeds to Us".

Description of Business, page 29

3. Please disclose the value of the music rights currently secured by Jukebox Co. and Jukebox Hits Vol. 1 LLC. Also add disclosure to address the value of the music rights that Jukebox Co. and Jukebox Hits Vol. 1 LLC are currently negotiating to secure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

4.   We note your disclosure that you have not yet commenced your planned principal business operations and have no (or nominal) assets or liabilities at this time, and do not plan for or expect this Offering to be qualified before the Company is capitalized on other than a nominal basis and therefore no financial statements have been presented in the Offering Circular. We also note on page 47 that the company has entered into the Coda Purchase Agreement dated November 5, 2023. Please tell us how you considered this agreement when concluding that you do not need to file financial statements that comply with the requirements of Part F/S of Form 1-A. Include within your response how you have accounted for the agreement citing all relevant accounting literature within your response.

Interest of Management and Others in Certain Transactions
Coda Purchase Agreement, page 67

5.   We note that John Chapman, a director of Jukebox Holdings, is the sole owner and principal of Inkling Capital LLC, which is the sole member of Coda Songs LLC. John Chapman is a related party in connection with Jukebox Holding entering into a Purchase Agreement with Coda Songs LLC. Please clearly disclose the dollar amount involved in this transaction. See Item 13(a) of Part II of Form 1-A

Signature Page, page 78

6.   Please revise your signature page to include the signature of the principal accounting officer or revise to include that capacity.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zachary Fallon